March 5, 2010

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Matthews International Corporation
Form 10-K for the fiscal year ended September 30, 2009
Definitive Proxy filed January 15, 2010
File Number 000-09115

Dear Mr. O’Brien:

Thank you for your review of the above referenced documents.  Pursuant to your request, Matthews International Corporation (“Matthews” or the “Company”) provides the following responses to the comments provided in your letter dated February 22, 2010.

Form 10-K for the fiscal year ended September 30, 2009

Liquidity and Capital Resources, page 24

Securities and Exchange Commission (“SEC”) Comment No. 1:

You state on page 11 in your risk factors that you enter into contracts with several large customers, which can obligate you to sell products at contracted prices for extended periods of time and may limit your ability to increase prices in response to raw material prices increases.  Please revise your disclosure, in future filings, to discuss these contracts, quantify the amount of sales received and costs incurred related to these contracts and the impact, if any, these contracts have had or will have on liquidity and operations.  Further revise your commodity price risk disclosure on page 32 to address these contracts, your risks associated with them and how you mitigate the risks of these contracts.

Response:

The Company references this risk under “Increased Prices for Raw Materials” on page 10 and “Changes in the Distribution of the Company’s Products or the Loss of a Large Customer” on page 11.  The discussion of this risk is more appropriate under “Increased

Prices for Raw Materials” and, therefore, will be eliminated from “Changes in the Distribution of the Company’s Products or the Loss of a Large Customer” in future filings.  In addition, as recommended, the Company will revise its “Commodity Price Risks” disclosure (page 32) in future filings to reference this risk.

In developing this disclosure, the Company’s intention was to advise the investor of the general risk that exists as a result of commodity cost fluctuation and the ability to adjust selling prices to customers.  In this environment, the Company believes that acknowledgement of this general risk is appropriate.  The principal commodities considered in developing this disclosure are bronze and steel, which are primarily utilized in the Company’s Bronze and Casket segments, respectively.  On a stand-alone basis, no similar commodity / customer pricing exposure would warrant such a disclosure for the Company’s Cremation segment or any of the Company’s Brand Solutions businesses.

In the Bronze and Casket segments, most of the Company’s more significant customer contracts and similar arrangements provide pricing terms based on a discount percentage from list prices.  List pricing is generally established on an annual basis and, as such, could result in a short-term risk if commodity costs fluctuate significantly.  To mitigate this risk on a more-timely basis, list pricing can be adjusted more frequently.  In addition, the Company has applied temporary price surcharges on an interim basis in prior years, particularly in the Bronze segment.  However, in determining whether interim price adjustments are appropriate, several significant factors must be considered including, among others:  current economic and market conditions, the ability to mitigate commodity cost increases through other short-term cost control initiatives, expected reaction from customers, and expected response from competitors.  As a result, reasonable quantification of this risk is not feasible.  Further, for competitive reasons, the Company does not disclose pricing arrangements with customers or purchasing arrangements with vendors.

As the Company does have some limited flexibility in customer pricing and because of the separate risks associated with hedging the aforementioned commodities, the Company has chosen not to enter into hedging arrangements as a means to mitigate commodity risk.  The Company does attempt to purchase additional quantities of these metals from time-to-time when pricing is considered more advantageous.

Based on the foregoing, the Company will revise its disclosures of “Increased Prices for Raw Materials” on page 10 and “Commodity Price Risks” on page 32 in future filings consistent with the following (changes are underlined):

Increased Prices for Raw Materials. The Company’s profitability is affected by the prices of the raw materials used in the manufacture of its products.  These prices may fluctuate based on a number of factors, including changes in supply and demand, domestic and global economic conditions, currency exchange rates, labor costs and fuel-

related costs.  If suppliers increase the price of critical raw materials, alternative sources of supply, or an alternative material, may not exist.

The Company has standard selling price structures (i.e. list prices) in several of its segments, which are reviewed for adjustment generally on an annual basis.  In addition, the Company has established pricing terms with several of its customers through contracts or similar arrangements.  Based on competitive market conditions and to the extent that the Company has established pricing terms with customers, the Company’s ability to immediately increase the price of its products to offset the increased costs may be limited.  Significant raw material price increases that cannot be mitigated by selling price increases or productivity improvements will negatively affect the Company’s results of operations.

Commodity Price Risks - In the normal course of business, the Company is exposed to commodity price fluctuations related to the purchases of certain materials and supplies (such as bronze ingot, steel, fuel and wood) used in its manufacturing operations. The Company obtains competitive prices for materials and supplies when available.  In addition, based on competitive market conditions and to the extent that the Company has established pricing terms with customers through contracts or similar arrangements, the Company’s ability to immediately increase the price of its products to offset the increased costs may be limited.

SEC Comment No. 2:

You disclose on page 21 that your selling and administrative costs were higher as a result of unusual charges of $7.5 million in 2009.  Further explain the nature of these “unusual” charges and why you believe these charges are not likely to reoccur.  Your response and revised disclosure should also address the increase in bad debt expense in the casket segment and increased write off during 2009.

Response:

Unusual charges included in fiscal 2009 selling and administrative expenses consisted principally of Saueressig integration costs, bad debt expense, termination-related expenses and costs related to operational and systems improvements.

Saueressig integration costs included consulting fees incurred for assistance in the operational integration of this acquisition (which was completed in May 2008) into the Company’s Graphics Imaging segment.  Integration costs also included consulting fees for initial Sarbanes-Oxley compliance work and additional audit-related fees (for example, opening balance sheet procedures).  Since these costs related to acquisition integration activities, they have been identified as “unusual”.  Such costs are not expected to re-occur for the Saueressig acquisition, but could be applicable for future acquisitions.

As a result of recent economic conditions, bad debt expense (particularly in the Casket segment) was significantly higher in fiscal 2009, compared to prior years.  This was considered “unusual” based on the Company’s historical bad debt experience.  The increase reflected a general deterioration in the aging of outstanding accounts receivable.  The Company applies a consistent policy for determining the allowance for doubtful accounts based on various aging thresholds, which was developed from historical collection experience.    Although not likely to continue to increase at the same pace, the term “unusual” was applied rather than “non-recurring” or “one-time” since re-occurrence is possible if economic conditions continue to remain unfavorable.

Employee termination-related expenses and other costs in connection with operational and systems improvements reflected the Company’s reaction to the current recession.  The principal objective of these initiatives was to better align the cost structures of the Company’s businesses with their respective revenue run rates.  The Company continually strives to improve its cost structure; therefore, these costs were not identified as “non-recurring” or “one-time”.  However, the significance of these actions in fiscal 2009 warranted disclosure to the investor as “unusual”.

Based on the foregoing, the Company will revise its disclosure in future filings of “unusual” charges included in fiscal 2009 selling and administrative costs on page 21 consistent with the following (changes are underlined):

Selling and administrative expenses for the year ended September 30, 2009 were $193.8 million, compared to $190.0 million for fiscal 2008.  Consolidated selling and administrative expenses as a percent of sales were 24.8% for the year ended September 30, 2009, compared to 23.2% last year.  The increases in costs and percentage of sales primarily resulted from the Saueressig acquisition and unusual charges.  Unusual charges included in fiscal 2009 selling and administrative expenses totaled approximately $7.5 million, and consisted principally of Saueressig integration costs, bad debt expense, termination-related expenses and costs related to operational and system improvements.  Saueressig integration costs included consulting fees incurred for assistance in the operational and financial integration into Matthews.  Bad debt expense, particularly in the Casket segment, was significantly higher in fiscal 2009, compared to fiscal 2008, reflecting recent economic conditions.  The increase resulted from a general deterioration in the aging of outstanding accounts receivable.  Employee termination-related expenses and other costs in connection with operational and systems improvements primarily reflected the Company’s initiatives as a result of the current recession.  The principal objective of these initiatives is to better align the cost structures of the Company’s businesses with their respective revenue run rates.

SEC Comment No. 3:

We note your disclosure in the last paragraph on page 25 and the first two paragraphs on page 26 that certain of your subsidiaries have credit facilities with European banks and Italian banks.  Please tell us what consideration you have given to publicly filing the agreement underlying these credit facilities.

Response:

The Company’s domestic revolving credit facility is its primary credit facility, representing over 70% of consolidated outstanding borrowings and total debt commitments at September 30, 2009.  The domestic revolving credit facility, and subsequent amendments, have been filed as exhibits to the Form 10-K (Exhibits 10.1, 10.2, 10.3 and 10.4 to the fiscal 2009 Form 10-K).  The credit facilities with European and Italian banks in the aggregate constitute less than 10% of total consolidated liabilities.  In addition, the outstanding balances on these facilities have generally been less than 10% of total outstanding debt.  Accordingly, these facilities were not considered individually significant and have therefore not been publicly filed.

Note 7 – Long-term Debt, page 46

SEC Comment No. 4:

We note that you have a significant debt level and have discussed your required financial covenants on pages 25 and 46.  However, you have not provided an affirmative statement of whether or not you have passed these covenants.  In future filings, please disclose if you were in compliance with such covenants during the periods presented.  In addition, please revise future filings to present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.  Such disclosure should only be excluded if you believe that the likelihood of default is remote.  Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Response:

The Company’s domestic credit facility includes only two financial covenants, a leverage ratio (net indebtedness, as defined, divided by EBITDA for the latest twelve months (“LTM”)) which must be maintained below 2.00, and an interest coverage ratio (EBIT for the LTM divided by interest expense for the LTM) which must be maintained above 4.00.  At September 30, 2009, the Company’s leverage ratio was 1.44 and the interest coverage ratio was 8.35.  Based on the Company’s historical results of operations and financial condition, the likelihood of default is considered to be remote.  Debt covenant compliance is monitored quarterly and if an unfavorable trend begins to develop, the Company will immediately reassess its disclosure relative to the covenants.

Note 11. Pension and Other Postretirement plans, page 53

SEC Comment No. 5:

On page 53, you disclose that your plan maintains a substantial portion of its assets in equity securities and recent market declines could affect the fair value of your pension assets.  Given the significance of your pension assets as well as the impact of pension funding on your overall liquidity, please revise future filings to include a more specific and comprehensive discussion of the current and expected future impact of the market conditions on each of the significant estimates and assumptions used in your determination of benefit obligations, costs and funding requirements.  In this regard, please include a sensitivity analysis related to each of your significant assumptions based upon reasonably likely changes.  Further explain to us the nature of the valuation adjustment made during 2009 to your benefit obligation of $6.3 million and fair value of plan assets of $6.0 million.  Similar revisions should be made to your critical accounting policy disclosure.  Refer to FRC 501.14.

Response:

The Company will expand its discussion of market conditions impacting its pension obligations as recommended.  The most important of these factors include the valuation of pension plan assets, the discount rate and the estimated return on plan assets.  The return on plan assets is currently based upon projections provided by the Company’s independent investment advisor, considering the investment policy of the plan and the plan’s asset allocation.  The fair value of plan assets and discount rate are “point-in-time” measures, and the recent volatility of the debt and equity markets makes estimating future changes in fair value of plan assets and discount rates more challenging.  In future filings, the Company will provide a sensitivity analysis in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the effects of changes in each of the pension plan assumptions based upon a percentage change for each of the assumptions (e.g., one percentage point change in the discount rate, five percent change in the fair value of plan assets, one percentage point change in the expected return on plan assets).

The valuation adjustments to the benefit obligation ($6.3 million) and fair value of plan assets ($6.0 million) reflected the change from the plan year-end (July 31) valuations utilized for fiscal 2008 to the fiscal year-end (September 30) valuations utilized for fiscal 2009.  The change in valuation dates was made to comply with the adoption of Financial Accounting Standards Board guidance on accounting for defined benefit pension and other postretirement plans.

Exhibits 10.1, 10.2, 10.3 and 10.4

SEC Comment No. 6:

We note that the Loan Agreement governing the credit facility and corresponding amendments to the Loan Agreement either do not contain all of the schedules and/or exhibits or contain incomplete copies of the schedules and exhibits.  Please file a complete copy of each agreement, including all schedules and exhibits, with your next Exchange Act report.

Response:

The Company will file all pertinent schedules and exhibits to the Loan Agreement with its next Exchange Act report.

Definitive Proxy Statement on Schedule 14A

Stock Ownership, page 11
Stock Ownership Guidelines, page 12 and page 20

SEC Comment No. 7:

In future filings, please disclose the current status of your directors’ and named executive officers’ performance with respect to satisfying their applicable stock ownership guidelines.

Response:

In future filings, we will add a last sentence to the second paragraph under “Stock Ownership Guidelines” on page 12 that will state which non-employee directors have met the stock ownership guidelines and the status of those non-employee directors that have not yet met the guidelines.

In future filings, we will add a new paragraph at the end of the “Stock Ownership Guidelines” section on page 20 that will state which named executive officers have met the stock ownership guidelines and the status of those named executive officers that have not yet met the guidelines.

Compensation Discussion and Analysis, page 13
Compensation Philosophy, page 13

SEC Comment No. 8:

We note your disclosure in the first paragraph on page 15.  You state that while the company targets similar companies in the industrial/manufacturing industry, the company does not use a set of companies for comparison when developing compensation levels.  With a view towards disclosure in future filings, please tell us more about how the committee used this information in connection with the compensation decisions that were made for the named executive officers for 2009.  For example, how did the committee determine the medians used for base salary determinations and restricted shares awards for 2009?  Please note that the use of survey data about compensation practices at other companies in connection with the process of setting compensation for your named executive officers constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Response:

In future filings, we will modify the first paragraph on page 15 to include more information on how the market compensation data is developed and how it is used in connection with setting compensation for the named executive officers.  In addition to this paragraph, please reference the third and fourth sentences in the first paragraph under “Base Salaries” on Page 15 for a more detailed description of the use of market data to establish “mid-points” and the management of salary levels.  Also, please refer to the fourth and fifth sentences in the second paragraph on page 19 under “Long-Term Incentive Compensation” for a more detailed description of the use of market data to establish equity grant ranges.

We will modify the first paragraph on page 15 in future filings consistent with the following (changes are underlined):

“In order to obtain comparative market data for evaluating executive compensation, the Company utilizes compensation survey data published by Towers Perrin, Mercer HR Consulting and Watson Wyatt.  Each of these surveys contains at least 900 company participants, although the number of participants and their company names that provided data for each position varies by position and is not provided by the survey publishers.  The Company targets industrial / manufacturing companies of similar size, complexity and performance in developing the data.  Because data sample sizes for these types of companies may not be sufficient, the Company supplements such data with broader and more general industry data to develop its market data.  The Company does not employ a specific set of comparator companies or a “peer group” when developing compensation levels.  From time to time, the Committee seeks the advice of external consultants on matters that fall within the Committee’s purview.”

Base Salaries, page 15

SEC Comment No. 9:

We note your disclosure that “[a]ctual base salaries of all of the NEOs are currently below their respective “mid-points”, except for Mr. Schwarz, who is paid is excess of his relative “mid-point”.”  With a view towards future disclosure, please tell us where the 2009 base salary for each named executive officer fell with respect to the targeted median (i.e., what were the actual percentiles of the 2009 salaries relative to the targeted medians?).

Response:

In future filings, we will add additional disclosure to the end of the first paragraph under “Base Salaries” consistent with the following:  When compared to the market median base salary data developed for each position by our consultant, each named executive officer’s 2009 base salary was positioned as follows:  Mr. Bartolacci – 90%, Mr. Nicola – 90%, Mr. Doyle – 93%, Mr. Dunn – 90% and Mr. Schwarz – 122%.

SEC Comment No. 10

With respect to the annual individual performance evaluations of your named executive officers, we note your disclosure that “[a]n overall score is assessed to each individual from these evaluations and is an important element in determining annual adjustments to base salaries.”  With a view towards future disclosure, please tell us what impact these evaluations had on the 2009 base salary adjustment received by each named executive officer.  In this regard, we note, for example, that Mr. Bartolacci’s reported base salary increased by $76,557, or approximately 15%.

Response:

Under the Company’s annual performance evaluation system, an overall rating is assessed to each individual based on their performance.  The rating levels include:  Distinguished (highest rating), Commendable, Competent, Adequate and Provisional (lowest rating).  Each of the named executives, including Mr. Bartolacci, was rated as either Commendable or Distinguished.  Based on these ratings, the Compensation Committee determined that the base salaries of each of the named executives, including Mr. Bartolacci, should be adjusted to be at least 90% of market median.  As a result, when compared to the market median, each named executive officer’s 2009 base salary was positioned as follows:  Mr. Bartolacci – 90%, Mr. Nicola – 90%, Mr. Doyle – 93%, Mr. Dunn – 90% and Mr. Schwarz – 122%.

In future filings, we will adjust the disclosure in the second paragraph under “Base Salaries” consistent with the following (changes are underlined):

The Company has a process under which executives are subject to an annual individual performance evaluation.  The evaluations are designed to rate each executive on various criteria, both objective and subjective, including the areas of leadership, technical expertise, initiative, judgment and personal development.   An overall rating is assessed to each individual from these evaluations and is an important element in determining annual adjustments to base salaries.  The rating levels include:  Distinguished (highest rating), Commendable, Competent, Adequate and Provisional (lowest rating).  The Committee conducts an evaluation of the CEO’s performance and the CEO conducts an evaluation of each executive officer’s performance.  Each of the named executives, including Mr. Bartolacci, was rated at either the Commendable or Distinguished levels.

Prior to approving base salary adjustments for each executive, the Committee considers the individual performance evaluation, level of responsibility for the position, an individual’s current base salary in relation to “mid-point” and industry competition for executive talent.  Based on these factors, the Compensation Committee determined that the base salaries of each of the named executives, including Mr. Bartolacci, should be adjusted to be at least 90% of market median.  As a result, when compared to the market median, each named executive officer’s 2009 base salary was positioned as follows:  Mr. Bartolacci – 90%, Mr. Nicola – 90%, Mr. Doyle – 93%, Mr. Dunn – 90% and Mr. Schwarz – 122%.

Potential Payments upon Termination or Change in Control, page 28

SEC Comment No. 11:

In future filings, for each named executive officer please add to the table showing the benefits that would have been received a new row that shows the total of the amounts in the various columns.

Response:

In future filings, for each named executive officer, we will add to the table showing the benefits that would have been received, a new row that shows the total of the amounts in the various columns.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC, that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact me at 412-442-8262.

Sincerely,

Steven F. Nicola
Chief Financial Officer